Exhibit 4.25

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) THE REGISTRANT CUSTOMARILY AND ACTUALLY TREATS SUCH INFORMATION AS PRIVATE OR CONFIDENTIAL.

LEASE AGREEMENT

(For Workplaces)

Leased Property	Döşeme Mahallesi, Turhan Cemal Beriker Bulvarı, No: 132 Adana Chamber of Commerce Service Building Ground Floor Subsidiary Unit
Type of Leased Property	Workplace
Lessor	Adana Chamber of Commerce
Lessor's Tax Identification No	XXXXX Seyhan Tax Office
Lessor's Address	Döşeme Mahallesi, Turhan Cemal Beriker Bulvarı No 132 Seyhan/Adana
Lessee	D-Market Elektronik Hizmetler ve Tic. A.Ş. (Hepsiburada.com)
Lessee's Tax Identification No	XXXXX İstanbul Boğaziçi Kurumlar Tax Office
Lessee's Address	Kuştepe Mah., Mecidiyeköy Yolu Cad., Trump Towers Kule 2, Kat:2, No:12, 34387 Şişli/İstanbul
Starting and Ending Dates of the Agreement	20.06.2023
Duration of the Agreement	1 year (One year)
Annual Rental Fee	[***] ([***] TRY) + Withholding Tax
Method of Payment of Rental Fee	1 Year in Advance
Use of the Leased Property	Office
Condition of the Leased Property

Adana Chamber of Commerce, New Service Building, is an 85m2 single-room office with the number Affiliate Room on the ground floor. The building is a new (zero) building. Previously unused, air-conditioned, immaculate and suitable for use.

Fixtures Delivered with the Leased Property	Central unit ceiling type York brand air conditioner (2 units)

GENERAL CONDITIONS

1.	The Lessor undertakes that the current legal status of the leased property is suitable for the Lessee's lease and that there is no obstacle to the lease of the leased property.

2.	The lessee must use the leased property with care. The Lessee shall deposit the rent withholding tax to the tax office and submit the rent withholding document to the Lessor.

3.	The lessee is obliged to act in good faith towards the lessee and the inhabitants of the service building and the surrounding area.

4.	The lessee may not lease, sublease, transfer or assign the leased property partially or entirely to third parties.

5.

Unless the lessee has the written permission of the lessor, the lessee may not make any changes or modifications to the leased property; otherwise, the lessee is obliged to cover the damages that may arise.

6.	In the event that third parties claim rights on the leased property, the Lessee is obliged to notify the Lessor immediately.

7.

The Lessee is obliged to immediately notify the Lessor of any repairs to be made to the leased property; otherwise, the Lessee shall be liable for any damages arising therefrom. The Lessor shall provide the Lessee with all necessary convenience and support in this regard.

8.

The Lessee is obliged to bear the repairs to the leased property and to make / have made the repairs that need to be made due to the ordinary use of the leased property and to cover the expenses. The Lessor accepts, declares and undertakes that the Lessee shall not interrupt the commercial activity of the Lessee in the leased property while carrying out repair works in the leased property and shall show sensitivity in this regard. The Lessor must notify the Lessee in writing by the Lessor at least 3 days in advance of the repairs to be made in the Leased Property. Urgent interventions are reserved.

9.

Taxes arising from the right of ownership of the leased property belong to the Lessor, and taxes, duties and fees arising from the use belong to the Lessee. In case of conflict, local customs and traditions apply.

10.

At the end of the lease agreement, the Lessee is obliged to leave the leased property and deliver it to the Lessor as received. The Lessee is not responsible for the ordinary wear and tear arising due to the use of the leased property. Likewise, if the fixtures delivered with the leased property are not delivered to the lessee as received, the cost of the damages incurred must be paid to the lessor or restored. The Lessee is not responsible for the ordinary wear and tear arising from the ordinary use of the fixtures.

11.	It is essential that the leased property is delivered in new, excellent and fit for use. The lessee must prove otherwise.

12.	The lessee is obliged to allow inspection and inspection of the leased property, subject to notice, within a reasonable time before the expiry of the lease.

13.

In cases where it is necessary to leave the leased property, the Lessee shall be liable for any damages arising from the failure to evacuate the leased property. The Lessee is not responsible for ordinary wear and tear due to use.

14.

The Lessee cannot demand from the Lessor the cost of the valuable and luxurious things they have done to the leased property. The Lessee has the right to dismantle and remove non-fixed portable decoration materials, equipment, and other installations placed on the leased property, provided that they do not damage the main structure of the leased property.

15.

The lessee may have equipment such as antenna, internet and telephone installed at their own expense and in accordance with the electrical, engineering and architectural projects of the building, provided that they obtain the written consent of the lessor to the project.

SPECIAL CONDITIONS

1.	The leased property cannot be sublet or co-let; it cannot be transferred or assigned.

2.	The leased property cannot be used for any purpose other than e-commerce specialised activities.

3.

The rental fee shall be deposited into the Lessor's XXXXX account numbered XXXXX until 20.06.2023, the start date of the lease. If the rental fee is transferred from another branch, the transaction shall be made in the account within the same period, otherwise default provisions shall be applied.

4.

The lease term is 1 year. If the lessee requests, the lease term can be extended for 1 more year. As of 15.06.2024, if the agreement continues, the rental fee for the new period shall be determined by increasing the total CPI average for the last 12 months announced by the Turkish Statistical Institute. At the end of the term, the lease agreement and the tenancy relationship end with all its provisions and consequences. The lessee shall deliver the leased property to the lessor on the day the agreement expires, having left it in accordance with the terms of the agreements.

5.	The Lessee may terminate the Agreement without compensation during the term of the Agreement provided that 2 (two) months prior written notice is given.

6.	The Lessee shall pay the withholding tax to the tax office and provide a copy of the payment document to the Lessor.

7.	Doors, door keys, and air conditioning were delivered intact, complete and fit for use.

8.

The lessee shall use the leased property with care, and the lessor shall make the necessary repairs at their own expense within ten days from the lessee's warning. Adana Courts and Enforcement Directorates shall be authorised for disputes arising from the agreement.

WE HAVE SIGNED THIS AGREEMENT CONSISTING OF 15 GENERAL AND 8 SPECIAL CONDITIONS IN DUPLICATE WITH OUR FREE WILL. 08.07.2023

Chairman of the Board of Directors Yücel BAYRAM	Secretary-General Birol YARMAN	Lessee D-Market Elektronik Hizmetler ve Tic. A.Ş. (Hepsiburada.com)
(signed)	(signed)	(stamped and signed)